Exhibit 99.1

Sundial Supplies High-Quality Cannabis to British Columbia

CALGARY, Sept. 10, 2019 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial") announced it has added British Columbia (BC) to the growing list of provinces it supplies high-quality cannabis to.

"As Sundial is expanding quickly, making our products available in BC, where there is a strong and enthusiastic cannabis culture, is exciting, " said  Andrew Stordeur, President of Sundial's Canadian operations. "BC is eager to receive safe, reliable and consistent products, and we are pleased to be able to provide our Sundial products to meet consumer needs."

Earlier this year, Sundial and the British Columbia Liquor Distribution Branch (LDB) signed an agreement enabling Sundial to sell its cannabis products in BC. Consumers are now able to purchase Sundial products through LDB's online store or through traditional legally operating retail stores. The LDB is the sole wholesale distributor and public retailer of non-medical cannabis in BC.

Sundial's initial entry into the BC market will be with its Sundial brand. This brand offers five product lines: Calm, Ease, Flow, Lift and Spark. Each product line is carefully crafted using small batches and nurtured by master growers to create a consistently high-quality cannabis that evokes a positive consumer experience.

Under Sundial's Calm product line, Zen Berry, an indica-dominant Shishkaberry strain will be the first Sundial product available to BC consumers. More products are expected to arrive this fall from the company's Lift product line, such as Lemon Riot and Citrus Punch.

Sundial is also the proud owner of premium cannabis brands, Top Leaf and BC Weed Co.,  and hopes to make these products available to the BC market in the future. These brands are recognized throughout the industry and supported by award-winning cultivars and loyal consumers.

Sundial's products are currently available in Alberta, Saskatchewan, Manitoba and Ontario.

For more information about Sundial, visit www.sndlgroup.com and follow us on Twitter @SundialCannabis, Instagram @SundialCannabis, LinkedIn @SundialCannabis and Facebook @SundialCommunity.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and Play:

  Heal - cannabis products used as prescription medicine
  Help - cannabis products that strive to promote health and wellness through CBD
  Play - cannabis products to enhance social, spiritual and recreational occasions

Sundial has facilities in Canada and the United Kingdom and provides quality and consistent products consumers can trust.

In Canada, we grow 'craft-at-scale' cannabis using purpose-built modular facilities and award-winning genetics. Sundial's flagship production facility is located in Olds, Alberta with a second facility in Rocky View, Alberta. We have commenced construction of our next purpose-built facility in Merritt, British Columbia.

In the United Kingdom, we grow high-quality traceable plants, including hemp, ornamental flowers and edible herbs, in over 1.5 million square feet of state-of-the-art environmentally friendly, indoor facilities. Bridge Farm has three facilities in Spalding with another currently under construction.

We employ nearly 1,000 employees globally, full-time and seasonal, bringing economic benefits to the local communities in which we operate.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release includes, but is not limited to, the potential expansion plans of the Company in Canada. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:00e 10-SEP-19